

INTRODUCING

Collective Wisdom Technologies (“CWT”)

Leveraging the Wisdom of the Crowd

Collective Wisdom Technologies (“CWT”) is an innovative company that will challenge the status quo via new technology-enabled solutions, starting with a scalable platform that allows our shareholders to leverage the ‘Wisdom of the Crowd’[1] to evaluate and fund seed stage companies.

Watch our Explanatory Video

[1] The wisdom of the Crowd is the collective opinion of a group of qualified individuals, rather than that of a single expert.

Identifying Opportunity

“The wisdom of the crowd is the collective opinion of a group of individuals rather than that of a single expert”

– James Surowiecki –

At CWT, we are confident we are able to provide better returns by leveraging the Wisdom of the Crowd in selecting seed stage startup business investments. And, our technology-enabled platform provides a community of stakeholders a competitive advantage in directing investments to advantageous opportunities. We also use our modern technology to connect appropriately selected investors as an informed Crowd, which underpins our ability to provide enhanced investment returns.

CWT provides better results by assembling accredited investors and professionals with varying backgrounds and perspectives to evaluate and rate these startups. As such, we believe we can provide enhanced returns by using the Wisdom of the Crowd to select the right, high potential investments. Our platform provides a competitive advantage to a community of stakeholders who become an informed “Crowd” in directing their investments to advantageous opportunities.

CWT's Objective

What if thousands of professionals and accredited investors with varying backgrounds were used to rate startups, rather than relying on one person to make the choice? "

CWT will leverage the crowd to better screen startups on behalf of accredited and institutional investors. Applicants will be screened in two rounds of voting that sandwich a one-week revision period each month by four pools of shareholders, including:




Company's Growth
GLOBAL BUSINESS REVIEW

Applicants

CWT's platform is based on a transparent, crowd-driven voting system and an automation-driven due diligence process, in which the selected "Crowd" votes for Applicants they prefer.

CWT will initially focus on companies in the U.S. across all categories, a prototype or finished product or platform, and invest in up to three Applicants per month. After the model has been proven, CWT will look to expand into a second category for international Applicants.

The top selected Applicants can secure capital, valuable feedback, exposure, partnerships, and mentors within 30 days. And, the Top 3 Applicants that meet the minimum requirements are guaranteed at least $250,000 from CWT.

Investors

We believe CWT can provide greater access to quality deal flow and better returns by leveraging the Wisdom of the Crowd. And, Investors who get involved gain membership to CWT's platform, as well to:

1. Income from fees, sales, and investing, with at least three of 36 investments per year expected to lead to successful exits;

2. Access to quality deal flow, without incurring a 2% management fee or 20% carry;

3. Portfolio management tools, and;

4. Ratings and early access to new products.

INCOME FROM FEES, SALES, AND INVESTING

PORTFOLIO MANAGEMENT TOOLS

EARLY ACCESS TO NEW PRODUCTS

Community

CWT knows startups that are well funded and supported through execution will have a greater chance of success.

As a part of our effort to catch problems before they develop, CWT requires startups to provide financials and updates that are posted on their pages. Members of the Crowd will provide valuable feedback and support via 24/7 chat forums for each startup, which will be aggregated and available on the platform. Startup firm CEOs will be encouraged to join a monthly CEO Forum that will provides them an opportunity to discuss issues, gain advice and build relationships.


Email

Apply For Funding

Signup To Invest

NAVIGATION

- CWT Model
- Applicants
- Application Process
- Investors
- Products
- Team
- The Company
- News
- Blog
- Community
- Contact

CONTACT

Collective Wisdom Technologies, Inc.
154 Grand St. – 2N
New York, NY, 10013

Tel: (212) 334 0233
Email: info@collectivewt.com

CONNECT WITH US

DISCLOSURE

The company is "testing the waters" under Regulation A Under the Securities Act of 1933. This process allows companies to determine whether there may be interest in an eventual offering of its securities. The company is not under any obligation to make an offering under regulation a. It may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. If the company does go ahead with an offering, it will only be able to make sales after it has filed an offering statement with the Securities and Exchange Commission (SEC) and the SEC has "qualified" the offering statement. The information in that offering statement will be more complete than the information the company is providing now, and could differ in important ways. You must read the documents filed with the SEC before investing.

No money or other consideration is being solicited, and if sent in response, will not be accepted.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification.

An indication of interest involves no obligation or commitment of any kind.

An offering statement regarding this offering has been filed with the SEC. You may obtain a copy of the preliminary offering circular that is part of that offering statement.

You should read the offering circular before making any investment.

CWT Model

Our objective is to create a fast, scalable, crowd-driven, seed funding solution that screens and selects startups leveraging the expertise and knowledge of a group or "crowd" who were pre-selected for their relevant expertise and experience.

These startup businesses, applicants in our process, will be screened in two rounds of voting that sandwich a one-week revision period each month by four pools of shareholders.

CWT will leverage the crowd to better screen startups on behalf of accredited and institutional investors. Applicants will be screened in two rounds of voting that sandwich a one-week revision period each month by four pools of shareholders, including:

- MANAGEMENT TEAM
- ACCREDITED INVESTORS
- SERVICE PROVIDERS
- MEMBERS

Vote tallies are then aggregated into a final score. The top three startups will be funded by CWT and the Accredited Investors who opt in to take larger stakes in those companies.

Investment Model

Venture capital investing is relatively inefficient. CWT's crowd-driven selection process will maximize the chances of choosing successful investments.

While we acknowledge no foolproof method for selecting successful companies is available, the due diligence process, crowd-driven voting system and support system of Members, Mentors and Service Providers will ensure that CWT consistently gets a success ratio equal to or greater than the traditional venture capital model.

Applicants on CWT's seed funding platform will be required to give CWT an exclusive funding agreement that covers their time in the competition (up to 60 days), which is automatically increased by 30 days if they are chosen for funding by its shareholders.

To automate risk analysis, CWT will collect and publish all the due diligence information required from each Applicant, including identity verification, incorporation status, bank information, business plan, video and social media links.

CWT will invest $250,000 in each Applicant's seed round based on their valuation.

Applicants will be required to post progress reports and financial summaries quarterly, which will be published on the platform and distributed in newsletters and updates.

When possible, CWT will sell small percentages of its equity stakes during subsequent rounds to minimize losses and replenish its operating capital

Initially CWT will invest up to $750,000 per month. However, CWT will look to increase its investing rate over time, starting with International Applicants. CWT believes $50,000,000 in initial funding will carry the business through the first five years.

Apply For Funding

Signup To Invest

CONTACT

Collective Wisdom Technologies, Inc.
154 Grand St. – 2N
New York, NY, 10013

Tel: (212) 334 0233
Email: info@collectivewt.com

CONNECT WITH US

DISCLOSURE

The company is "testing the waters" under Regulation A Under the Securities Act of 1933. This process allows companies to determine whether there may be interest in an eventual offering of its securities. The company is not under any obligation to make an offering under regulation a. It may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. If the company does go ahead with an offering, it will only be able to make sales after it has filed an offering statement with the Securities and Exchange Commission (SEC) and the SEC has "qualified" the offering statement. The information in that offering statement will be more complete than the information the company is providing now, and could differ in important ways. You must read the documents filed with the SEC before investing.

No money or other consideration is being solicited, and if sent in response, will not be accepted.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification.

An indication of interest involves no obligation or commitment of any kind.

An offering statement regarding this offering has been filed with the SEC. You may obtain a copy of the preliminary offering circular that is part of that offering statement.

You should read the offering circular before making any investment.

Investors

CWT believes it can provide greater access to quality deal flow and better returns by using the Wisdom of the Crowd.

Investors gain membership on CWT's platform plus:

- Income from fees, sales, and investing
- Access to quality deal flow without incurring a 2% management fee or 20% carry
- Portfolio management tools
- Ratings and early access to new products

Apply For Funding

Signup To Invest

CONTACT

Collective Wisdom Technologies, Inc.
154 Grand St. – 2N
New York, NY, 10013

Tel: (212) 334 0233
Email: info@collectivewt.com

DISCLOSURE

The company is "testing the waters" under Regulation A Under the Securities Act of 1933. This process allows companies to determine whether there may be interest in an eventual offering of its securities. The company is not under any obligation to make an offering under regulation a. It may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. If the company does go ahead with an offering, it will only be able to make sales after it has filed an offering statement with the Securities and Exchange Commission (SEC) and the SEC has "qualified" the offering statement. The information in that offering statement will be more complete than the information the company is providing now, and could differ in important ways. You must read the documents filed with the SEC before investing.

No money or other consideration is being solicited, and if sent in response, will not be accepted.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification.

An indication of interest involves no obligation or commitment of any kind.

An offering statement regarding this offering has been filed with the SEC. You may obtain a copy of the preliminary offering circular that is part of that offering statement.

You should read the offering circular before making any investment.

Team

Collective Wisdom Technologies is lead by financial and technology experts, and guided by an experienced team of Advisors and Consultants with deep financial investment experience.

Executive Team



Byron Bennett

CEO - Director

Byron is a Wharton-educated, passionate innovator with a strong finance background. Prior to CWT, Byron was the CEO of Springtime Solutions, Inc., a FinTech company that developed a portal to facilitate loan referrals between the banking community and alternative lenders; Springtime Solutions was accepted into INV Fintech, an accelerator program run by Fiserv and Bank Innovation. Byron's prior projects include a gourmet chocolate retailer, The Chocolate Library, and an upscale wine retailer with touch screen information kiosks, Discovery Wines.



Barrett Hicken

COO - Director

Barrett is a senior executive with a 25-year proven track record of successfully defining key business strategies and translating them into high-impact actions, operations, and financial results. He specializes in preparing companies for transitions (i.e. M&A, new financing, fast growth), remedying complex strategic challenges, creating company value, structuring deals and transactions, starting new ventures, and managing change.



Robert Wald

CTO – Technologist

Robert is a technology thought leader with a long track record of guiding large projects and startups to success. He specializes in finding creative solutions to realize strategic goals. Robert is an expert in a wide breadth of technology and systems including Financial, Business Process Management, Media, Enterprise Architecture, and Artificial Intelligence. He is known for his ability to bring order to chaotic projects.

Directors



Hrant Antreasyan

Director, Advisor

As a principal of Hye Holdings since 1985, diversified into real estate and numerous other business interests and activities, has opened numerous doors, facilitated introductions, and currently provides guidance at all levels as a consultant. He attended Bernard M. Baruch College, earning a BBA in Business/Marketing-Management, and an MBA in Finance, graduating Summa Cum Laude through his studies.



Juli Rasmussen

Director, Specialist

IT Project Manager, Scrum Master, Commercial Real Estate Broker and Investor.

Team of Advisors and Specialists



Charles McCormick

McCormick & O'Brien, LLP, co-founder Charles F. McCormick has gained international recognition for his expertise representing members of the investor and entrepreneurial communities building great companies. Charles has played in important role in the recent ascendancy of the New York City area as a premiere venue for capital formation and entrepreneurship, and he has helped numerous international emerging companies enter the U.S. market and establish themselves in the U.S. Charles is the publisher of the Founder Accord, a basic deal sheet among founders that sets a new entrepreneurial industry standard for protecting founders while they develop their ideas and grow their businesses. Charles is also the Director of NYC Startup Academy, an education and networking community for emerging entrepreneurs.



Geoff Miller

Geoff spent 20 years in the U.K. financial services industry as an analyst and fund manager focused on the Financials sector. He led the top-rated U.K. small- and mid-cap Financials team and ran the largest listed Financials fund in London. He moved offshore in 2007, working in Moscow and Singapore before moving to Guernsey, where he built GLI Finance into a leading investor in the alternative finance sector. Leaving at the end of 2015, he is now a director, advisor, mentor and investor across the alternative finance and broader fintech sector. In addition, he serves as chairman of Globalworth, a Guernsey-registered real estate business investing in Romania, as well as acting as a non-executive director of other finance companies.



Brian Johnson

Brian recently joined the David Eccles School of Business in Salt Lake City, Utah, as a finance professor after a 27-year career with IBM in Corporate Finance. During his career with IBM, Brian worked in a variety of financial roles for manufacturing, services, sales, headquarters, and international operations. He has supported the acquisition and integration of many businesses and his roles included Assistant Controller, and CFO of IBM Japan. Brian received his BA at the University of Utah and his MBA from the Andersen School of Management at UCLA.



Jeffrey Coleman

Marketing

Marketing consultant with over 20 years working with small and mid-sized businesses.



Dario Eberhard

Engineering

Expert in implementing strategic Business Process Excellence initiatives and engineering product and solution design in various industries.



Roberto Espriella

Engineering

Experienced engineer and oil and gas consultant.



William Freedman

Software

Fintech journalist advising two startups and a fund in the blockchain space. Contributes regularly to Global Finance and DealFlow's Alternative Lending Report. Writes for several investment newsletters.



Norman Jardine

Finance

Experienced bank CFO and financial executive.



Anthony Kozberg

Finance

Experienced accounting and finance professor and consultant.



Steve Mariotti

Education

Founder of NFTE – the Network For Teaching Entrepreneurship.



Sanin Mody

Financial Services

Finance professional with experience in Real Estate Investing, Private Equity, Venture Capital, Investment Banking and Business Development / Management.



Yvan De Munck

Financial Services

Experienced business executive and growth builder in financial services and fintech.

Apply For Funding

Signup To Invest

CONTACT

Collective Wisdom Technologies, Inc.
154 Grand St. – 2N
New York, NY, 10013

Tel: (212) 334 0233
Email: info@collectivewt.com

CONNECT WITH US

DISCLOSURE

The company is "testing the waters" under Regulation A Under the Securities Act of 1933. This process allows companies to determine whether there may be interest in an eventual offering of its securities. The company is not under any obligation to make an offering under regulation a. It may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. If the company does go ahead with an offering, it will only be able to make sales after it has filed an offering statement with the Securities and Exchange Commission (SEC) and the SEC has "qualified" the offering statement. The information in that offering statement will be more complete than the information the company is providing now, and could differ in important ways. You must read the documents filed with the SEC before investing.

No money or other consideration is being solicited, and if sent in response, will not be accepted.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification.

An indication of interest involves no obligation or commitment of any kind.

An offering statement regarding this offering has been filed with the SEC. You may obtain a copy of the preliminary offering circular that is part of that offering statement.

You should read the offering circular before making any investment.



Contact

Get in touch with us.

Please complete the web form

Investors and Applicants can sign up below to receive our Information Packet and Deck.

Your Email

First Name

Last Name

Company Name

Phone Number

Please Select Your Interest

Potential Applicant

Website

Acceptance Terms

☐ I have read and agree to the terms of the Disclosure.

Submit Form

− View Disclosure Statement

The company is “testing the waters” under Regulation A Under the Securities Act of 1933. This process allows companies to determine whether there may be interest in an eventual offering of its securities. The company is not under any obligation to make an offering under regulation a. It may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. If the company does go ahead with an offering, it will only be able to make sales after it has filed an offering statement with the Securities and Exchange Commission (SEC) and the SEC has “qualified” the offering statement. The information in that offering statement will be more complete than the information the company is providing now, and could differ in important ways. You must read the documents filed with the SEC before investing.

No money or other consideration is being solicited, and if sent in response, will not be accepted.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification.

An indication of interest involves no obligation or commitment of any kind.

An offering statement regarding this offering has been filed with the SEC. You may obtain a copy of the preliminary offering circular that is part of that offering statement.

You should read the **offering circular** before making any investment.

Our location



154 Grand St #2N
154 Grand St, New York, NY 10013
Directions
Save
View larger map
Sign in
HELL'S KITCHEN
MIDTOWN
ASTORIA
JACKSON HEIGHTS
WOODSIDE
LONG ISLAND CITY
SUNNYSIDE
CORONA
ELMHURST
Hoboken
JOURNAL SQUARE
Jersey City
NEWPORT
2N
MASPETH
GREENPOINT
REGO PARK
MIDDLE VILLAGE
HACKENSACK RIVER WATERFRONT
New York
WILLIAMSBURG
RIDGEWOOD
Liberty State Park
GREENVILLE
BROOKLYN HEIGHTS
GLENDALE
Port Newark
BUSHWICK
Highland Park
BEDFORD-STUYVESANT
RED HOOK
BROOKLYN
Bayonne
PARK SLOPE
Map data ©2018 Google
Terms of Use
Report a map error

Apply For Funding

Signup To Invest

NAVIGATION

CWT Model
Applicants
Application Process
Investors
Products
Team
The Company
News
Blog
Community
Contact

CONTACT

Collective Wisdom Technologies, Inc.
154 Grand St. – 2N
New York, NY, 10013

Tel: (212) 334 0233
Email: info@collectivewt.com

CONNECT WITH US

DISCLOSURE

The company is "testing the waters" under Regulation A Under the Securities Act of 1933. This process allows companies to determine whether there may be interest in an eventual offering of its securities. The company is not under any obligation to make an offering under regulation a. It may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. If the company does go ahead with an offering, it will only be able to make sales after it has filed an offering statement with the Securities and Exchange Commission (SEC) and the SEC has "qualified" the offering statement. The information in that offering statement will be more complete than the information the company is providing now, and could differ in important ways. You must read the documents filed with the SEC before investing.

No money or other consideration is being solicited, and if sent in response, will not be accepted.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification.

An indication of interest involves no obligation or commitment of any kind.

An offering statement regarding this offering has been filed with the SEC. You may obtain a copy of the preliminary offering circular that is part of that offering statement.

You should read the offering circular before making any investment.